UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No.   )*

Rigetti Computing, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

76655K103
(CUSIP Number)

March 2, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.         76655K103

1	NAMES OF REPORTING PERSONS
Alumni Ventures Group, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,597,645(1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
7,597,645(1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,597,645

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Consists of (i) shares of common stock owned of record by AVG - BIV Rigetti Trust1 2020 (“Trust I”), AVG - BIV Rigetti Trust2 2020 (“Trust II”), AVG - BIV Rigetti Trust3 2020 (“Trust III”), Alumni Ventures - Rigetti Trust 2020 (“AVT”), and AVGF-BIV 2 Rigetti 2017, LLC (“AVBF” and together with the beneficial owners of Trust I, Trust II, Trust III and AVT, the “Funds”), and (ii) common stock issuable upon exercise of warrants held by Trust I, Trust II and Trust III that are exercisable as of or within 60 days of the March 2, 2022. Alumni Ventures Group, LLC is the manager of each of the Funds, and has power to vote or direct the voting of shares held by each Fund.

(2)
The calculation of beneficial ownership percentage is based on 113,810,285 shares of Common Stock outstanding as of March 2, 2022, as reported by the issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2022.

Item 1(a).	Name of Issuer:

Rigetti Computing, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

775 Heinz Avenue
Berkeley, CA 94710

Item 2(a).	Name of Person Filing:

This statement is being filed by Alumni Ventures Group, LLC (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of the Reporting Persons is:

670 N. Commercial Street, Suite 403
Manchester, NH 03101

Item 2(c).	Citizenship:

Alumni Ventures Group, LLC is a Massachusetts limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP No:

76655K103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership.

The shares of Common Stock beneficially owned by the Reporting Person are held of record as follows:

AVG - BIV Rigetti Trust1 2020 (“Trust I”)	772,613 shares
AVG - BIV Rigetti Trust2 2020 (“Trust II”)	906,446 shares
AVG - BIV Rigetti Trust3 2020 (“Trust III”)	5,444,241 shares
Alumni Ventures - Rigetti Trust 2020 (“AVT”)	100,000 shares
AVGF-BIV 2 Rigetti 2017, LLC (“AVBF”)	29,429 shares

Also includes an aggregate of 444,916 share of Common Stock issuable upon exercise of warrants held by Trust I, Trust II and Trust III that are exercisable as of or within 60 days of March 2, 2022.

Alumni Ventures Group, LLC is the manager of each of the beneficial owners of Trust I, Trust II, Trust III, AVT and AVBF (collectively, the “Funds”), and has power to vote or direct the voting of shares held by each Fund.

Michael Collins is the sole Manager and Chief Executive Officer of Alumni Ventures Group, LLC.  By virtue of the foregoing, Alumni Ventures Group, LLC and Mr. Collins may be deemed to beneficially own the shares held by the Funds.

(b)  Percent of class:  6.7%

The calculation of beneficial ownership percentage is based on 113,810,285 shares of Common Stock outstanding as of March 2, 2022, as reported by the issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 7, 2022.

(c)  Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:  7,597,645

(ii)   Shared power to vote or to direct the vote:  0

(iii)  Sole power to dispose or to direct the disposition of:  7,597,645

(iv)  Shared power to dispose or to direct the disposition of:  0

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2022

Alumni Ventures Group, LLC

By:	/s/ Michael Phillips
Name:	Michael Phillips
Title:	CCO and Securities GC